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ROCHE HOLDING 82-3315

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Published Notifications on Management Transactions

The below-mentioned data regarding Management Transactions have been transmitted to the SWX Swiss Exchange by the listed companies. The SWX assumes no liability whatsoever for the completeness, correctness or currentness of this information. Please read our legal notice (disclaimer).

Companies whose securities are admitted to trading in the "EU-Compatible Segment" are subject to the requirements for maintenance of listing that are set out under Art. 23 of the Additional Rules for Listing in the "EU-Compatible" Segment of the SWX. They may therefore report management transactions in accordance with EU law as implemented in a given EU member state rather than in accordance with Art. 74a LR. Completed management transactions reported in this manner do not appear on this website.

Transactions from Jul 2006 to Aug 2006

Issuer: roche ☐ Show also corrected notifications

Search and sort: by date | by issuer | by amount 321 | by amount 123

Occurrances found: **4**
Locate date: Jul 2006

Issuer	**Roche Holding AG**
Transaction date	**26.07.2006** by a non-executive member of the board of directors
Type of transaction	**Purchase of 250'000 securities** amounting to **CHF 5'082'500.00** (CHF 20.33 / security)
Type of security	Other
ISIN	CH0026480100
Remarks on the product	UBS long/short certificate on Roche bearer shares (RO) versus Roche non-voting equity securities (ROG)

Issuer	**Roche Holding AG**
Transaction date	**26.07.2006** by a non-executive member of the board of directors
Type of transaction	**Purchase of 250'000 securities** amounting to **CHF 5'082'500.00** (CHF 20.33 / security)
Type of security	Other
ISIN	CH0026480100
Remarks on the product	UBS long/short certificate on Roche bearer shares (RO) versus Roche non-voting equity securities (ROG)

Issuer	**Roche Holding AG**
Transaction date	**24.07.2006** by a non-executive member of the board of directors
Type of transaction	**Purchase of 500 securities** amounting to **CHF 107'250.00** (CHF 214.50 / security)
Type of security	Equity securities
ISIN	CH0012032048

Issuer	**Roche Holding AG**
Transaction date	**20.07.2006** by an executive member of the board of directors / member of senior management
Type of transaction	**Sale of 690'000 securities** amounting to **CHF 124'200.00** (CHF 0.18 / security)
Type of security	*Call option*
ISIN	CH0022601733

Reconciliation of Chugai results

	Jan-Jun 2006 JPY billions	Jan-Jun 2006 CHF millions [a)]
Operating profit (JGAAP basis)	27.4	
- depreciation basis difference	1.3	
- classification of extraordinary items	(0.2)	
- other differences and consolidation entries	(0.0)	
Chugai operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	28.5	313
- depreciation of property, plant and equipment	(0.4)	(4)
- amortisation of intangible assets arising from business combinations	(3.0)	(33)
Chugai operating profit before exceptional items (IFRS basis)	25.1	276
Add (deduct) exceptional items		
- major legal cases		0
Chugai segment result / operating profit (IFRS basis)		276
Add (deduct) non-operating items (IFRS basis)		
- financial income and financing costs		13
- income taxes		(113)
Net income (IFRS basis)		176
Minority interest calculation		
- add back acquisition accounting impact on net income		22
- net income excluding acquisition accounting		198
- minority interest percentage (average during period)		49.4%
- income applicable to minority interest (IFRS basis)		98

a) Translated at 100 JPY = 1.10 CHF

Roche - Investor Update

Investor Update

Basel, 31st July 2006

Avastin and Xeloda meet primary endpoints in large Phase III first line metastatic colorectal cancer study

Roche announced today that a large, international Phase III study (NO16966) enrolling 2, 035 previously untreated metastatic colorectal patients met both primary endpoints.
Results of the study showed that:
• The chemotherapy combination Xeloda plus oxaliplatin, called XELOX is as effective in terms of progression-free survival (PFS) – a measure of the time patients live without their disease progressing – as infused 5-FU/leucovorin plus oxaliplatin, called FOLFOX;
• The addition of Avastin to chemotherapy (FOLFOX and XELOX) significantly improved progression-free survival compared to chemotherapy alone.
Some variability in treatment benefit was observed in subgroups. No new safety signals related to Avastin were observed in the trial.

"This is the first time that we have significant data showing that oral Xeloda in combination with oxaliplatin is as effective as FOLFOX, demonstrating that XELOX provides a new treatment option for colorectal cancer patients" said Ed Holdener, Head of Global Development at Roche. "These data again show the benefit of adding Avastin to chemotherapy. In this trial Avastin combined with FOLFOX and XELOX improved the chance of delaying progression of the disease by 20% in patients with metastatic colorectal cancer."

Results from the study will be submitted to a future international cancer congress.

In 2004, colorectal cancer was one of the leading cancers and accounted for 13 percent of all cancers.[1] It is estimated that more than 394,000 people die worldwide from colorectal cancer each year.[2]

About the Study
The NO16966 trial is a large, international phase III trial which randomized 2,035 patients and compared as first line colorectal cancer treatment initially:
• XELOX (Xeloda plus oxaliplatin) vs FOLFOX (intravenous bolus and infusional 5-fluorouracil plus oxaliplatin)
After release of the pivotal Avastin data in colorectal cancer in 2003, the protocol was amended to investigate in a 2 by 2 factorial design:
• XELOX + placebo vs XELOX + Avastin (7.5 mg/kg q3w)vs FOLFOX + placebo vs FOLFOX + Avastin (5.0 mg/kg q2w).
The primary objectives were to answer two questions: firstly whether the XELOX regimen is non-inferior to FOLFOX and secondly whether the addition of Avastin to chemotherapy is superior to chemotherapy alone. The secondary endpoints included overall survival, overall response rates, and safety profile.

About XELOX
An abbreviation for a type of combination chemotherapy used to treat colorectal cancer; it contains Xeloda (capecitabine) plus oxaliplatin.

About Xeloda (capecitabine)
Xeloda is licensed in more than 90 countries worldwide including the EU, USA, Japan, Australia and Canada and has been shown to be an effective, safe, simple and convenient oral chemotherapy in treating over 1 million patients to date.

Roche received marketing authorisation for Xeloda as a first-line monotherapy (by itself) in the treatment of metastatic colorectal cancer (colorectal cancer that has spread to other parts of the body) in most countries (including the EU and USA) in 2001. Xeloda has also been approved by the European Medicines Agency (EMEA) and U.S. Food and Drug Administration (FDA) for adjuvant (post-surgery) treatment of colon cancer in March and June 2005, respectively.

Xeloda is licensed in combination with Taxotere (docetaxel) in women with metastatic breast cancer (breast cancer that has spread to other parts of the body) and whose disease has progressed following intravenous (i.v.) chemotherapy with anthracyclines. Xeloda monotherapy is also indicated for treatment of patients with metastatic breast cancer that is resistant to other chemotherapy drugs such as paclitaxel and anthracyclines. Xeloda is licensed for the first-line treatment of stomach cancer that has spread, in South Korea.

The most commonly reported adverse events with Xeloda include diarrhoea, abdominal pain, nausea, stomatitis and hand-foot syndrome (palmar-plantar erythrodysesthaesia).

About Avastin (bevacizumab)
Avastin is the first treatment that inhibits angiogenesis – the growth of a network of blood vessels that supply nutrients and oxygen to cancerous tissues. Avastin targets a naturally occurring protein called VEGF (Vascular Endothelial Growth Factor), a key mediator of angiogenesis, thus choking off the blood supply that is essential for the growth of the tumour and its spread throughout the body (metastasis).

In Europe, Avastin was approved in January 2005 and in the US in February 2004 for the first-line treatment of patients with metastatic colorectal cancer. It received another approval in the US in June 2006 as a second-line treatment for patients with metastatic colorectal cancer. The first filing for Avastin in Japan occurred in April 2006 for the treatment of metastatic colorectal cancer. More recently, Avastin was filed for the treatment of women with metastatic breast cancer in the EU in July 2006, which followed the US May 2006 filing.

Roche and Genentech are pursuing a comprehensive clinical programme investigating the use of Avastin in various tumour types (including colorectal, breast, lung, pancreatic cancer, ovarian cancer, renal cell carcinoma and others) and different settings (advanced and adjuvant i.e. post-operation). The total development programme is expected to include over 40,000 patients worldwide.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes

on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

Additional information
- Roche in Oncology
- Roche Health Kiosk, Cancer

References:
1. Boyle P, Ferlay J. Cancer incidence and mortality in Europe, 2004. Annals of Oncology 2005; 16:481-488
2. Boyle P, Langman JS. ABC of colorectal cancer. Epidemiology. BMJ 2000; 321:805-808

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Media Release

Roche

Basel, 28. July 2006

In the interests of patients, Roche will consider all options following CHMP opinion on Tarceva in pancreatic cancer

Roche announced today that its cancer medicine Tarceva (erlotinib) has received a negative opinion from the European Committee for Medicinal Products for Human Use (CHMP) for use in combination with gemcitabine chemotherapy for the first line treatment of advanced pancreatic cancer, a cancer with an extremely high fatality rate.[1] Roche is confident in the trial data which has shown that the Tarceva combination treatment significantly increases patient survival. In the interest of the patients, Roche will now consider all options following this decision, including requesting a re-examination of this decision.

Tarceva has already been approved by the American Food and Drug Administration in November 2005 for the first-line treatment of patients with locally advanced, unresectable or metastatic pancreatic cancer in combination with gemcitabine chemotherapy. Both the US and the EU application are based on data from the Phase III study (PA3)[2] which showed that treatment with Tarceva plus gemcitabine results in significantly longer survival compared to gemcitabine alone (22%). In addition, 24% of patients receiving Tarceva plus gemcitabine were alive after one year, compared to 19% on gemcitabine alone.

"Pancreatic cancer is one of the most aggressive forms of cancer and it kills more people within the first year of diagnosis than any other cancer," said Eduard Holdener, Head of Global Drug Development. "Given such a poor outlook, even modest improvements in survival are valuable to advanced stage patients."

Despite significant advances in the treatment of many other tumours, the five year survival rate for men and women diagnosed with pancreatic cancer has not changed in decades.[1] Treatment options for patients are extremely limited and Tarceva is the first treatment for many years to have shown a

F. Hoffmann-La Roche AG CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

significant survival benefit in patients with pancreatic cancer.

Roche and its partners are committed to realising the potential of Tarceva in treating pancreatic cancer through its extensive clinical trial programme, including a Roche-sponsored randomised, double blind, placebo controlled study of gemcitabine and Tarceva+/- Avastin in patients with metastatic pancreatic cancer (AVITA or BO17706). Tarceva is approved and marketed in the US and across the European Union for patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen.

A variation application was submitted to the European Health Authorities in October 2005 for Tarceva plus gemcitabine chemotherapy for the first-line treatment of patients with advanced pancreatic cancer. In April 2006, Chugai Pharmaceutical Co., Ltd. filed a New Drug Application (NDA) with the Japanese Ministry of Health, Labour and Welfare (MHLW) for Tarceva in patients with advanced or recurrent NSCLC.

About the PA3 study[2]

The pivotal Phase III randomised study (PA3)[2] of 569 patients was conducted by the National Cancer Institute of Canada Clinical Trials Group based at Queen's University. The double blind study evaluated Tarceva's efficacy in patients with locally advanced or metastatic pancreatic cancer.

The results of PA3[2] demonstrated the following:

- Treatment with Tarceva plus gemcitabine in patients with advanced pancreatic cancer resulted in significantly longer survival compared to gemcitabine alone (22%)
- 24% of patients receiving Tarceva plus gemcitabine were alive after one year, compared to 19% on gemcitabine alone
- Patients receiving Tarceva plus gemcitabine experienced significantly longer progression-free survival of 30%
- Tarceva plus gemcitabine was well tolerated by patients with no increase in haematological toxicity; as expected rash and diarrhoea were the principal Tarceva-related side effects seen in the study and were generally characterised as mild-to-moderate
- Tarceva plus gemcitabine reported a safety profile generally consistent with that seen in other studies both monotherapy and combination settings

About pancreatic cancer

Pancreatic cancer is the tenth most frequently occurring cancer in Europe.[3] The main risk factors for pancreatic cancer include advanced age, cigarette smoking, a high-fat diet, diabetes mellitus,

chronic inflammation of the pancreas (pancreatitis), especially hereditary pancreatitis, and a family history of pancreatic cancer.[4] The symptoms vary depending upon where the tumour is in the pancreas. The major symptoms are weight loss, abdominal pain and jaundice.[3] The disease is rapidly fatal and attempts to improve survival over the past 10 years have been unsuccessful.

About Tarceva

Tarceva (erlotinib) is an investigational small molecule that targets the human epidermal growth factor receptor (HER1) pathway. HER1, also known as EGFR, is a key component of this signalling pathway, which plays a role in the formation and growth of numerous cancers. Tarceva blocks tumour cell growth by inhibiting the tyrosine kinase activity of the HER1 signalling pathway inside the cell.

Taken as an oral, once-daily therapy, Tarceva is the only EGFR-inhibitor to have demonstrated a survival benefit in lung cancer – a striking 42.5%. Currently most lung cancer patients are treated with chemotherapy which can be very debilitating due to its toxic nature. Tarceva works differently to chemotherapy by specifically targeting tumour cells, and avoids the typical side-effects of chemotherapy.

Tarceva is approved in the US and across the EU for patients with locally advanced or metastatic non-small cell lung cancer (NSCLC) after failure of at least one prior chemotherapy regimen.

Tarceva has been approved by the FDA since November 2, 2005 for treatment of locally advanced, unresectable or metastatic pancreatic cancer in combination with gemcitabine chemotherapy.

Tarceva is currently being evaluated in an extensive clinical development programme by a global alliance among OSI Pharmaceuticals, Genentech, and Roche, focussing on earlier stages of NSCLC. Additionally, Tarceva is being studied in combination with Avastin in NSCLC. Trials are also being conducted with Tarceva in other solid tumours, such as ovarian, bronchioloalveolar (BAC), colorectal, pancreatic, head and neck and glioma (brain).

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2005 sales by the Pharmaceuticals Division

totalled 27.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.2 billion Swiss francs. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet (www.roche.com).

For further information about:

- Cancer: www.health-kiosk.ch
- Roche in Oncology: www.roche.com/pages/downloads/company/pdf/mboncology05e_b.pdf
- Genentech: www.gene.com
- OSI Pharmaceuticals: www.osip.com

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

References:

1. Steward, B W and Kleihues, P. 2003. World Cancer Report. *World Health Organisation and the International Agency for Research on Cancer*, IARC Press/Lyon, p248
2. Moore MJ, Goldstein D, Hamm J, et al. Erlotinib plus gemcitabine compared to gemcitabine alone in patients with advanced pancreatic cancer. A Phase III trial of the National Cancer Institute of Canada Clinical Trials Group [NCIC-CTG]. (Abstract #1, ASCO 2005)
3. De Braud F, Cascinu S, Gatta G. 2004, May. Cancer of Pancreas. *Critical reviews in oncology/hematology*, 50(2):147-55
4. Truninger K (ed). 2002, Aug. Risk groups for pancreatic and bile duct carcinomas. *Schweizerische Rundschau fur Medizin Praxis*, 17;89 (33):1299-304